EXHIBIT 99.1

5 November 2019
National Grid plc (‘National Grid’ and ‘Company’)
Board Change

National Grid today announces that it has agreed with Dean Seavers, US Executive Director, that for personal reasons, he will step down with immediate effect from his position as a member of the Board and as President of the US business. Dean has agreed to stay with the business until 31 December 2019 in order to ensure a smooth leadership transition and handover.

Badar Khan, currently Group Director Corporate Development and National Grid Ventures and a member of the Group Executive Committee, will take over immediately as interim President of the US business, pending the appointment of a permanent successor to Dean. Badar, who has been at National Grid since April 2017, will not join the Board in this interim role, but will continue in his role as a member of the Group Executive Committee.

Sir Peter Gershon, Chairman, commented: “On behalf of the Board I would like to thank Dean for the significant contribution that he has made to National Grid and the US business over the last 5 years and wish him all the best for the future.”
John Pettigrew, CEO, commented: “It has been a pleasure to work with Dean over the last few years and he has been a key part of my management team. I wish him well for the future. Badar’s knowledge of National Grid and his experience in the US will ensure a smooth transition whilst we undertake a search for Dean’s permanent successor.”
The Board will now initiate a thorough process to identify a permanent successor for Dean which will include both internal and external candidates.

CONTACTS

Investors:
Aarti Singhal	+44 020 7004 3170

Media:
Molly Neal	+44 07583 102727

CAUTIONARY STATEMENT

This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to National Grid's financial condition, its results of operations and businesses, strategy, plans and objectives. Words such as 'aims', 'anticipates', 'expects', 'should', 'intends', 'plans', 'believes', 'outlook', 'seeks', 'estimates', 'targets', 'may',

'will', 'continue', 'project' and similar expressions, as well as statements in the future tense, identify forward-looking statements. These forward-looking statements are not guarantees of National Grid's future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid's ability to control or estimate precisely, such as changes in laws or regulations, including any arising as a result of the United Kingdom's exit from the European Union, announcements from and decisions by governmental bodies or regulators including those relating to the role of the UK electricity system operator; the timing of construction and delivery by third parties of new generation projects requiring connection; breaches of, or changes in, environmental, climate change and health and safety laws or regulations, including breaches or other incidents arising from the potentially harmful nature of its activities; network failure or interruption, the inability to carry out critical non network operations and damage to infrastructure, due to adverse weather conditions including the impact of major storms as well as the results of climate change, due to counterparties being unable to deliver physical commodities, or due to the failure of or unauthorised access to or deliberate breaches of National Grid's IT systems and supporting technology; performance against regulatory targets and standards and against National Grid's peers with the aim of delivering stakeholder expectations regarding costs and efficiency savings, including those related to investment programmes and internal transformation and remediation plans; and customers and counterparties (including financial institutions) failing to perform their obligations to the Company. Other factors that could cause actual results to differ materially from those described in this announcement include fluctuations in exchange rates, interest rates and commodity price indices; restrictions and conditions (including filing requirements) in National Grid's borrowing and debt arrangements, funding costs and access to financing; regulatory requirements for the Company to maintain financial resources in certain parts of its business and restrictions on some subsidiaries' transactions such as paying dividends, lending or levying charges; inflation or deflation; the delayed timing of recoveries and payments in National Grid's regulated businesses and whether aspects of its activities are contestable; the funding requirements and performance of National Grid's pension schemes and other post-retirement benefit schemes; the failure to attract, train or retain employees with the necessary competencies, including leadership skills, and any significant disputes arising with the National Grid's employees or the breach of laws or regulations by its employees; and the failure to respond to market developments, including competition for onshore transmission, the threats and opportunities presented by emerging technology, development activities relating to changes in the energy mix and the integration of distributed energy resources, and the need to grow the Company's business to deliver its strategy, as well as incorrect or unforeseen assumptions or conclusions (including unanticipated costs and liabilities) relating to business development activity, including assumptions in connection with joint ventures. For further details regarding these and other assumptions, risks and uncertainties that may impact National Grid, please read the Strategic Report section and the 'Risk factors' on pages 212 to 215 of National Grid's most recent Annual Report and Accounts. In addition, new factors emerge from time to time and National Grid cannot assess the potential impact of any such factor on its activities or the extent to which any factor, or combination of factors, may cause actual future results to differ materially from those contained in any forward-looking statement. Except as may be required by law or regulation, the Company undertakes no obligation to update any of its forward-looking statements, which speak only as of the date of this announcement.